Exhibit 99.1


SALEFORM 1993

MEMORANDUM OF AGREEMENT

Dated 22nd February, 2005

Owneast Shipping Limited, Hong Kong
hereinafter called the Sellers, have agreed to sell, and Castalia Services Ltd, of Monrovia, Liberia hereinafter called the Buyers, have agreed to buy

Name:   m/v FIONA BULKER
Classification Society/Class:   NK
Built:  1994                    By:  Ishikawajima-Harima Heavy Industries, Japan
Flag:   Panama                  Place of Registration:  Panama
Call Sign:  3FXJ3               Grt/Nrt:  22,147/12,665

Register Number:  IMO Number: 9066758


hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1. Purchase price USD 25,600,000 cash (United States Dollars twenty five million, six hundred thousand) only

2. Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days from the date of this Agreement signed by both parties by fax. This deposit shall be placed with [Bank] and held by them in a interest bearing joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.   Payment

The ten (10) per cent deposit is to be released and the balance of the purchase money together with the payment for lubricants in exchange for the delivery documents required by the Buyers, shall be paid in full free of bank charges to [Bank] on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4.   Inspections

The Buyers have inspected and accepted the vessel during her stay at Houston, Texas. The Buyers have waived their right to inspect the vessel's NK classification records. The sale is thereffore "outright" subject only to the terms and conditions herein provided.

5.   Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 30, 20, 10, 5 and 3 days notice of the estimated time of arrival at the intended place of underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken over charterfree, free of cargo, free of stowaways, safely afloat at a safe and accessible berth alongside or anchorage within harbour limits at one safe port within full ATLANTIC/MED/BLACKSEA/BALTIC/CARIBBEAN range always in the Sellers' option

     Expected time of delivery: between 1st April, 2005 and 31st May, 2005 in the Sellers option.

     Date of cancelling (see Clauses 5c), 6b)(iii) and 14): 24:00 hours local time, 31st May, 2005 in the Buyers option. Sellers undertake to deliver the Vessel to the Buyers after performing one further voyage after her present fixture to Nigeria.

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.   Drydocking/Divers Inspection

[a)  deleted]

b) (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their risk and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery and at the port of delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection with NK class surveyor in attendance onboard the vessel. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port. Class surveyor shall be the sole arbitrator as to suitability of the place/visibity for underwater inspect and what constitutes damage that affects vessels clean certificate of class.

     If class surveyor states that damage requires immediate repair then clause 6 of this Memorandum of Agreement shall be fully applicable.

     (ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance. If such class condition however only calls for repair at next scheduled drydocking, the Sellers shall have the option to deliver the vessel 'as she is' without repairs and to settle in cash in lieu of repairs of such damage. Such settlement to be based on the average cost of repairs estimated by two reputable shipyards capable of drydocking and repairing a vessel of this type, one selected by the Buyers and one selected by the Sellers. The amount as agreed to be deducted from the purchase price at the time of delivery.

     (iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall for the purpose of this Clause, become the new port of delivery. In such event the cancellation date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c)   If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

     (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft systems be condemned or found defective so as to the affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

     (ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses. If the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class"*.

     (iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the buyers shall pay the aforesaid expenses, dues and fees.

     (iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

     (v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Seller's have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5b).

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

** 6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board on shore and on order. All grabs on board four (4) in number are included in sale. All spare parts and spare equipment including spare tail-end shaft if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's Officers', managers (it being understood that reasonable managers items to be excluded will not affect vessels flag or class requirement) and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): oxygen/acetylene bottles which to be removed by the Seller's at their expense prior to delivery.

Loadmaster with relevant programs-software shall be included in the sale.

The following hired items are excluded from the sale:

1.  Oxygen bottles - 7 pcs
2.  Acetylene bottles - 3 pcs
3.  Freon gas bottles - 4 pcs
4.  Lap top computer - 4 sets

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums as onboard at the time of delivery as evidenced by supporting vouchers. Bunkers and unused lubricating oils to be settled at the Sellers cost price as evidence by supporting vouchers.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.   Documentation.

The place of closing:  Nordea Bank, Copenhagen, Denmark

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, as shall reasonably be required by the Buyers for the purpose of registering the vessel under their intended flag. Such documents to be mutually agreed and listed as an addendum to this agreement.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation including all instruction books, manuals, drawings, planned maintenance records etc which may be in the Sellers' possession both onboard and ashore shall be promptly forwarded to the Buyers at their expense. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same. On delivery the Buyers have the right to take photocopies of the vessel's oil record book and maintenance books of machineries (main engine/auxiliary engines etc) as available onboard.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, faxes, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over substantially in the same condition as when inspected fair wear and tear excepted. However, the Vessel shall be delivered with her present class maintained free of recommendations and free of average damage affecting the Vessel's class, and with her classification certificates and national/international certificates, as well as clean, valid and unextended for a minimum period of three (3) months from the date of delivery. Hull and machinery continuous survey cycles, if any, to be completed and up to date at the time of delivery with no outstandings.

"Inspection" in this Class 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

12.  Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.  Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upon arrival at first port of call. These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16.  Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. Arbitrators to be members of the London Maritime Arbitrators Association. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint a third arbitrator and the decision of any of two of them shall be final.

*16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

17. This sale is to be kept strictly private and confidential between the Buyers, Sellers and brokers involved and is not to be reported.

18. On delivery the Sellers are to hand the Buyers a 'Letter of Undertaking' stating that to the best of their knowledge vessel is not blacklisted by Arab or any other nations or organisations.

19.  Vessel shall be delivered with swept clean/dry holds.

20. The Sellers crew is Philippino and the Sellers shall retain the liability for any and all claims, seafarers recruited and deployed by their manning agent may file after the sale and/or delivery of the vessel.

For the Sellers:                         For the Buyers:

OWNEAST SHIPPING LIMITED, HONG KONG      CASTALIA SERVICES LTD, OF MONROVIA,
                                         LIBERIA


Name: /s/ Birgit Aagaard-Svendsen        Name: /s/ Theodoros Konnivis
      ---------------------------              -------------------------
          Birgit Aagaard-Svendsen                  Theodoros Konnivis
Title:    Director                         Title:  Attorney in Fact
                                                   23.02.05
                                                   16:30 hrs. Local Time (GR)